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The Latin America Investment Fund, Inc.
466 Lexington Avenue
New York, New York 10017

                     LATIN AMERICA INVESTMENT FUND ANNOUNCES
                          FINAL RESULTS OF TENDER OFFER

For Immediate Release
November 3, 2000

Contact: Investor Relations
Credit Suisse Asset Management, LLC
1-800-293-1232 or 212-238-5674

NEW YORK--November 3, 2000--The Latin America Investment Fund, Inc. (the "Fund") today announced that, in accordance with its tender offer which expired on October 30, 2000, it has accepted for payment 3,125,120 shares of common stock of the Fund at a price of $15.49 per share. A total of 4,816,473.014 shares were properly tendered; therefore, on a pro-rated basis, 64.88% of the shares so tendered by each tendering stockholder have been accepted for payment.

The Fund is a non-diversified, closed-end investment company whose investment objective seeks long-term capital appreciation. The Fund is traded on the New York Stock Exchange under the trading symbol "LAM". The Fund's investment adviser is Credit Suisse Asset Management.

Any questions or requests for assistance with respect to the tender offer may be directed to Shareholder Communications Corporation, the Information Agent for the offer, toll free at (800) 498-2621.